August 16, 2011
VIA EDGAR AND OVERNIGHT MAIL
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lyondell Chemical Company LyondellBasell Industries N.V. Registration Statement on Form S-4 Filed June 22, 2011 File No. 333-175077
Dear Ms. Long:
     This letter supplements the Registration Statement on Form S-4 of LyondellBasell Industries N.V., a public company incorporated under Dutch law (“LyondellBasell”), Lyondell Chemical Company, a Delaware corporation (“LCC”) and the co-registrants named in the Registration Statement (as defined below) (together with LyondellBasell and LCC, the “Registrants”) with respect to offers to exchange (the “Exchange Offer”) up to $1,822,500,000 of LCC’s 8% Senior Secured Notes due 2017 (the “Outstanding Dollar Notes”) and up to €303,750,000 of LCC’s 8% Senior Secured Notes due 2017 (the “Outstanding Euro Notes” and, together with the Outstanding Dollar Notes, the “Outstanding Notes”), which were originally issued on April 8, 2010, for exchange dollar notes and exchange euro notes (collectively, the “Exchange Notes”) with terms materially identical to the Outstanding Dollar Notes (the “Exchange Dollar Notes”) and the Outstanding Euro Notes (the “Exchange Euro Notes” and, together with the Exchange Dollar Notes, the “Exchange Notes”) but which have been registered under the Securities Act of 1933, as amended. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Registrants hereby confirm and represent as follows:
     1. The Registrants are registering the Exchange Offer in reliance on the Staff’s position set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”).

LyondellBasell Industries N.V.
One Houston Center, Suite 700
1221 McKinney Street
Houston, TX 77010
P.O. Box 3646 (77253-3646)
USA

     2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
     3. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.
     4. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.
     5. The Registrants will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     Terms used and not otherwise defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement.
     If any additional supplemental information is required by the Staff, please contact Mr. Jeffery K. Malonson of Vinson & Elkins L.L.P at 713-758-3824.

Very truly yours, LYONDELLBASELL INDUSTRIES N.V.
By:	/s/ James L. Gallogly
Name James L. Gallogly
	Title:	Sole Member of the Management Board

LYONDELL CHEMICAL COMPANY
By:	/s/ James L. Gallogly
	Name:	James L. Gallogly
	Title:	President and Chief Executive Officer

cc:	Jeffery K. Malonson, Esq. Vinson & Elkins L.L.P. Via Facsimile

Exhibit A
LyondellBasell Industries N.V.
Supplemental Guarantor Financials
Presentation of Investments and Long-Term Receivables
Article 10-01(a)(2) of Regulation S-X

(Millions of U.S. dollars)	LyondellBasell N.V.		LyondellBasell AF	LCC			Guarantors			Non-Guarantors			Eliminations	Consolidated
Total Assets	14,855	12,817	2,823	17,516	17710	19,608	19,462	17585	18,465	17,729	15801	17,847
10% of total assets	1,486	1,282	282	1,752	1,771	1,961	11,946	1,759	1,847	11,773	1,580	1,785

	June 30,			Dec. 31,		Dec. 31,		June 30,			Dec. 31,		Dec. 31,		June 30,			Dec. 31,		Dec. 31,		June 30,			Dec. 31,		Dec. 31,		June 30,	Dec. 31,	Dec. 31,	June 30,	Dec. 31,	Dec. 31,
	2011	10%	25%	2010	10%	2009	10%	2011	10%	25%	2010	10%	2009	10%	2011	10%	25%	2010	10%	2009	10%	2011	10%	25%	2010	10%	2009	10%	2011	2010	2009	2011	2010	2009
Investments and long-term receivables:																																—	—	—
Investments in consolidated subsidiaries	114,105	X		12,070	X	1,317	X	12,193	X		10,485	X	15,724	X	5,174	X		5,126	X	1,018									(31,472)	(27,681)	(18,059)	—	—	—
Equity investments																						1,643			1,587	X	1,085					1,643	1,587	1,085
Investments in PO joint ventures																						436			437		922					436	437	922
Other investments										X	2		4				X	4		9		48			48		54					48	54	67
Notes receivable, affiliates																						500			500		2,901	X	(500)	(500)	(2,901)	—	—	—
Other investments and long-term receivables																						108			102		59		(63)	(75)		45	27	59

Proposed presentation:
Investments in consolidated subsidiaries	114,105			12,070		1,317		12,193			10,485		15,724		5,174			5,126		1,018		—			—		—		(31,472)	(27,681)	(18,059)	—	—	—
Other investments and long-term receivables	—			—		—		—			2		4		—			4		9		2,235			2,174		2,120		(63)	(75)	—	2,172	2,105	2,133
Notes receivable, affiliates	—			—		—		—			—		—		—			—		—		500			500		2,901		(500)	(500)	(2,901)	—	—	—

Legend:

X	indicates items that are 10% or more of Total Assets and/or items that have changed by 25% or more since the previous year end